Real estate investing is boring. Invest in the Fundrise Flagship Fund today for a carefully calibrated strategy focused on hedging inflation, effective diversification, and steady growth.

The Fundrise Flagship Fund is open for investment and aims to bring a quiet balance to your portfolio. Access an investing strategy focused on hedging inflation, effective diversification, and steady growth. Get started today.


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
100% digital investment experience
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
100% digital investment experience
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
100% digital investment experience
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate.
7.5% annual return in 2024
$10 minimum investment
Penalty-free, quarterly redemptions*


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment


FUNDRISE
FLAGSHIP FUND
Invest in $1.1 billion of real estate
7.5% annual return in 2024
Penalty-free, quarterly redemptions*
$10 minimum investment